EXHIBIT 99.1

Anfield Energy Announces Lease of Additional Patented Mining Claims Expanding Land Holdings for JD-5 and Slick Rock Projects

VANCOUVER, British Columbia, July 09, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that its wholly-owned subsidiary, Highbury Resources Inc. (“Highbury”), has entered into a Mining Lease Agreement (the “Lease”) dated July 1, 2026, with Gold Eagle Mining Inc. (“Gold Eagle”) for two additional patented mining claims located in southwestern Colorado (collectively, the “Properties”). The Properties will be added to Anfield’s existing property holdings for the JD-5 and Slick Rock projects and will be incorporated into the upcoming mine design and mine permitting activities for these two key assets.

The Properties subject to the Lease consist of:

  Slick Rock Claim: Legally described as S2NW4SE4 N2SE4SE4 SEC 30, T44N R18W NMPM, San Miguel County, Colorado.
  Paradox D Claim: Legally described as NE4 of SEC 21, T46N, R17W, NMPM, Montrose County, Colorado.

These additional Properties strategically expand Anfield’s land position in the prolific Uravan Belt of the Colorado Plateau uranium-vanadium district. The Properties will be integrated into the mine design and permitting workstreams for the JD-5 project (part of the Monogram Mesa / JD project area) and the Slick Rock project complex. Both projects represent important potential feed sources for Anfield’s hub-and-spoke development model, which is centered on the fully permitted Shootaring Canyon Mill in Utah, as detailed in the Company’s recently updated Preliminary Economic Assessment (PEA) filed in June 2026.

“We are pleased to have secured these additional patented claims on attractive, royalty-free terms through our partnership with Gold Eagle Mining Inc. I want to thank Don Coram for his support and for the productive working relationship we have developed. Anfield has made excellent progress advancing the Shootaring Canyon Mill and Velvet-Wood Mine in Utah, as well as the JD-8 Mine in Colorado. These new claims will provide additional flexibility as we advance mine design and permitting for the JD-5 and Slick Rock projects as part of our hub-and-spoke strategy. We look forward to continuing to work closely with Don and the Gold Eagle team.”
— Corey Dias, Chief Executive Officer of Anfield Energy Inc.

“Anfield Energy has done an excellent job advancing its key projects, including the Shootaring Canyon Mill and Velvet-Wood Mine in Utah, as well as the JD-8 Mine in Colorado. Drawing from my experience serving in the Colorado House of Representatives and State Senate representing the communities where these projects are located, I am excited to continue working with Anfield on responsibly developing these important domestic uranium and vanadium resources. We look forward to a productive partnership as these additional claims are integrated into Anfield’s mine design and permitting plans.”
— Don Coram, President of Gold Eagle Mining Inc.

Pursuant to the Lease, which has a perpetual term, Highbury has been granted the exclusive right to enter upon, explore, develop, mine, extract, remove, process, store, ship, and sell minerals from the Properties, together with all necessary rights of ingress, egress, and access, and the right to use the surface of the Properties as reasonably necessary for mining operations. As full consideration for the Lease, Highbury has agreed to pay all annual property taxes assessed against the Slick Rock Claim promptly when due (with no obligation whatsoever for property taxes assessed against or attributable to the Paradox D Claim, which are the responsibility of the existing surface lessee, DISA Technologies Inc.), and to maintain, at its sole expense, comprehensive general liability insurance with limits of not less than $1,000,000 per occurrence and $2,000,000 in the aggregate, naming Gold Eagle as an additional insured. No royalties, rents, or other production-based payments are required under the Lease. With respect to the Paradox D Claim, Highbury has been granted non-exclusive rights to use the surface for parking, staging, temporary storage, and other ancillary mining support activities, subject to coordination with DISA Technologies Inc. so as not to unreasonably interfere with its operations.

Anfield continues to advance its key projects with strong momentum, including Phase Two underground development at the Velvet-Wood mine, ongoing refurbishment and licensing activities at the Shootaring Canyon Mill, and multiple permitting and drilling initiatives across its Colorado assets. The Company remains focused on becoming a reliable domestic supplier of uranium and vanadium, supporting U.S. energy security and the global transition to clean, carbon-free power.

About Anfield

Anﬁeld is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, eﬃcient growth in its assets. Anﬁeld is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Oﬃcer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anﬁeld Energy, Inc.
Corporate Communications
604-669-5762
contact@anﬁeldenergy.com
www.anﬁeldenergy.com

This news release contains “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the Company’s operations and business plans, the Lease and the expected benefits therefrom, the integration of the Properties into mine design and permitting for the JD-5 and Slick Rock projects and the expected benefits therefrom, the advancement of Anfield’s hub-and-spoke uranium-vanadium strategy, expected production timelines, permitting progress, and potential value creation. These statements are based on current expectations, estimates, and projections that involve risks and uncertainties, including risks that the expected benefits from the Lease may not be realized as contemplated, or at all, risks that the integration of the Properties into mine design and permitting for the JD-5 and Slick Rock projects may not be completed as contemplated, or at all, risks related to regulatory approvals, permitting timelines, commodity price volatility, operational execution, financing, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. . Actual results may differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements contained herein, except as required by applicable securities laws.